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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

     A.   Name of issuer or person filing ("Filer"): THE THOMSON CORPORATION

     B.   This is [check one]:

          [x] an original filing for the Filer.
          [ ] an amended filing for the Filer.

     C. Identify the filing in conjunction with which this form is being filed:

          Name of Registrant:                          THE THOMSON CORPORATION
          Form type:                                   F-10
          File Number (if known):
          Filed by:                                    THE THOMSON CORPORATION
          Date Filed::
          (if filed concurrently, so indicate)         FILED CONCURRENTLY

     D. The Filer is incorporated or organized under the laws of Ontario and has its principal place of business at Metro Center, One Station Place, Stamford, Connecticut, United States 06902, phone: (203) 328-9400.

     E. The Filer designates and appoints Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19805-1297, phone: (800) 927-9800 as the agent (the "Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

               (a) any investigation or administrative proceeding conducted by the Commission; and

               (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil

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          suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

     F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form F-10. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

     G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

                                      * * *


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The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Stamford, Connecticut, as of the 2nd day of May, 2002.

                                THE THOMSON CORPORATION


                                By: /s/ STEPHANE BELLO
                                   ------------------------------------
                                   Stephane Bello
                                   Senior Vice President, Treasurer

This statement has been signed by the following person in the capacity indicated as of the 2nd day of May, 2002.

                                        CORPORATION SERVICE COMPANY
                                        (Agent for Service)


                                        By: /s/ JOHN PELLETIER
                                           -----------------------------------
                                           John Pelletier
                                           Customer Service Representative


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